[redacted]

11017322

SECUR[illegible] [illegible]ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 28 2011 SEC MAIL PROCESSING SECTION WASH. DC

SEC FILE NUMBER
8- 34046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ivy Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Ave.
(No. and Street)

Overland Park (City) KS (State) 66202-4200 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark A. Schieber 913-236-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1000 Walnut Street, Ste 160 (Address) Kansas City (City) MO (State) 64106-2170 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark A. Scheiber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ivy Funds Distributor, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. Vice President / Controller

Title

Notary Public

NOTARY PUBLIC - - State of Kansas
CATHERINE R. MORRIS
My Appt. Exp. 09/16/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ivy Funds Distributor, Inc.:

We have audited the accompanying balance sheet of Ivy Funds Distributor, Inc. (the Company), a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, comprehensive loss, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivy Funds Distributor, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
February 24, 2011

IVY FUNDS DISTRIBUTOR, INC.

Balance Sheet

December 31, 2010

(In thousands)

Assets		
Cash and cash equivalents	$	46,799
Investment securities		28,980
Receivables:		
Fund receivables		533
Income tax receivable from parent		899
Other receivables		15
Deferred income taxes		267
Prepaid expenses and other current assets		437
Total current assets		77,930
Property and equipment, net		1,531
Deferred sales commissions, net		32,039
Other assets		890
Total assets	$	112,390
Liabilities and Stockholder's Equity		
Accounts payable	$	1,438
Accrued compensation		2,394
Accrued commissions		29,584
Due to affiliates		1,527
Other current liabilities		1,094
Total current liabilities		36,037
Deferred income taxes		6,910
Accrued pension and postretirement costs		330
Total liabilities		43,277
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.001 par value. Authorized 1,000 shares; issued and outstanding 100 shares		—
Additional paid-in capital		222,987
Accumulated deficit		(153,505)
Accumulated other comprehensive loss		(369)
Total stockholder's equity		69,113
Total liabilities and stockholder's equity	$	112,390

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Operations

Year ended December 31, 2010

(In thousands)

Revenue:		
Underwriting and distribution fees	$	174,823
Revenue sharing		36,118
Investment and other revenue		40
Total revenue		210,981
Expenses:		
Underwriting and distribution		241,616
General and administrative		11,903
Depreciation		506
Total expenses		254,025
Loss before income tax benefit		(43,044)
Income tax benefit		14,966
Net loss	$	(28,078)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2010

(In thousands)

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholder's equity
	Shares	Amount				
Balance at December 31, 2009	100	$ —	181,189	(125,427)	(328)	55,434
Net loss	—	—	—	(28,078)	—	(28,078)
Capital contribution from parent – cash	—	—	41,500	—	—	41,500
Excess tax benefits from share-based payment arrangements	—	—	298	—	—	298
Pension and postretirement benefits	—	—	—	—	(41)	(41)
Balance at December 31, 2010	100	$ —	222,987	(153,505)	(369)	69,113

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Comprehensive Loss

Year ended December 31, 2010

(In thousands)

Net loss	$	(28,078)
Other comprehensive loss:		
Pension and postretirement benefits, net of income taxes of $(24)		(41)
Comprehensive loss	$	(28,119)

See accompanying notes to financial statements.

IVY FUNDS DISTRIBUTOR, INC.

Statement of Cash Flows

Year ended December 31, 2010

(In thousands)

Cash flows from operating activities:		
Net loss	$	(28,078)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		506
Amortization of deferred sales commissions		39,342
Excess tax benefits from share-based payment arrangements		(298)
Net purchases of trading securities		(28,980)
Loss on sale and retirement of property and equipment		(1)
Deferred income taxes		(450)
Changes in assets and liabilities:		
Fund receivables		2,498
Due to affiliates		1,751
Income tax receivable from parent		699
Other receivables		(6)
Deferred sales commissions		(33,861)
Prepaid expenses and other assets		(357)
Accounts payable		285
Accrued commissions		3,666
Other accrued liabilities		(487)
Net cash used in operating activities		(43,771)
Cash flows from investing activity:		
Additions to property and equipment		(257)
Net cash used in investing activity		(257)
Cash flows from financing activities:		
Capital contribution from parent		41,500
Excess tax benefits from share-based payment arrangements		298
Net cash provided by financing activities		41,798
Net decrease in cash and cash equivalents		(2,230)
Cash and cash equivalents at beginning of year		49,029
Cash and cash equivalents at end of year	$	46,799
Supplemental disclosure of cash flow information:		
Cash received during the year from parent for income tax benefit	$	(14,950)

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Ivy Funds Distributor, Inc. (the Company, IFDI, we, our, and us) is a wholly owned subsidiary of Ivy Investment Management Company (IICO). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority. IFDI is a wholly owned indirect subsidiary of Waddell & Reed Financial, Inc. (WDR), a publicly traded company.

The Company, as a broker-dealer, has underwriting agreements with the Ivy Funds allowing the Company the exclusive right to sell redeemable shares of the Ivy Funds on a continuous basis. The Company does not engage in the retail offering of the Ivy Funds, but enters into selling agreements authorizing third parties to offer the Ivy Funds. In addition, the Company also receives Rule 12b-1 service and distribution fees from the Ivy Funds for purposes of advertising and marketing the shares of such Ivy Funds and for providing shareholder related services. The Company must pay certain costs associated with underwriting and distributing the Ivy Funds, including commissions and other compensation paid to sales management and other marketing personnel, compensation paid to other broker-dealers, overhead expenses related to the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Ivy Funds. The Ivy Funds are sold in various classes that are substantially structured in ways to conform to industry standards (i.e., front-end load, back-end load, level-load, and institutional).

The Company is dependent on the ongoing financial support, including capital contributions, from its parent company, IICO, due to the nature of its present operations, which result in an excess of underwriting and distribution costs over the associated revenue from such activities.

(b) Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The Company has evaluated subsequent events through February 24, 2011, the date that these financial statements were issued and determined there are no other items to disclose.

(c) Use of Estimates

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, taxes, valuation of assets, pension obligations, and contingencies. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents. Substantially all cash balances are in excess of federal deposit insurance limits.

(e) ***Disclosures about Fair Value of Financial Instruments***

The fair value of cash and cash equivalents, receivables, and payables approximates carrying value.

(f) ***Investment Securities***

Our investment securities are comprised of United States government obligations. Investments are classified as trading. For trading securities, unrealized holding gains and losses are included in earnings. Realized gains and losses are computed using the specific identification method for investment securities.

(g) ***Property and Equipment***

Property and equipment are recorded at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization is calculated using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally three to 10 years for furniture, fixtures, data processing equipment, computer software, equipment, and machinery; and up to 15 years for leasehold improvements.

(h) ***Software Developed for Internal Use***

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with *Intangibles – Goodwill and Other Topic*, Accounting Standards Codification (ASC) 350. Internal costs capitalized are included in "Property and equipment, net" on the balance sheet and were $421,000 as of December 31, 2010. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally five to 10 years.

(i) ***Deferred Sales Commissions***

The Company defers certain costs, principally sales commissions, that are paid to third parties in connection with the sale of certain mutual fund shares sold without a front-end load sales charge. The costs incurred at the time of the sale of Ivy Funds Class B shares are deferred and then amortized on a straight-line basis over five years, which approximates the expected life of the shareholders' investments. The costs incurred at the time of the sale of Ivy Funds Class C shares are deferred and amortized on a straight-line basis over 12 months. The Company recovers such costs through Rule 12b-1 distribution fees, which are paid on Class B and Class C shares of the Ivy Funds, along with contingent deferred sales charges (CDSC's) paid by shareholders who redeem their shares prior to completion of the required holding periods (six years for a Class B share and 12 months for a Class C share). Should the Company lose the ability to recover such sales commissions through distribution fees or CDSCs, the value of these assets would immediately decline, as would future cash flows. The Company periodically reviews the recoverability of the deferred sales commission assets as events or changes in circumstances indicate that the carrying amount may not be recoverable and adjusts them accordingly.

(Continued)

(j) ***Revenue Recognition***

The Company, as principal underwriter and national distributor of the Ivy Funds shares, purchases shares from the Ivy Funds at net asset value to fill orders received from investment dealers. The Company is permitted to resell such shares at the public offering price, allowing for discounts to dealers, if any. The difference in the purchase price and the resale price constitutes underwriting fee revenue to the Company.

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date.

The Company collects Rule 12b-1 service and distribution fees under the Ivy Funds Distribution and Service Plan agreement. Rule 12b-1 service and distribution fees are collected for costs related to the distribution and servicing of mutual fund shares such as sales commissions paid to other broker-dealers, advertising, sales brochures, and costs for providing ongoing services to mutual fund shareholders. The plan allows for payment to the Company of 25 basis points of average daily net assets under management on an annual basis for A, Y, and E shares, 50 basis points for R shares and 100 basis points for B and C shares. The Company must engage in activities that are intended to result in the sale of mutual fund shares.

(k) ***Advertising and Promotion***

The Company expenses all advertising and promotion costs as incurred. Advertising expense, which is recorded in underwriting and distribution expense in the statement of operations, was $4,455,000 for the year ended December 31, 2010.

(l) ***Income Taxes***

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed a separate federal income tax return using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by *Income Taxes* Topic, ASC 740. Deferred tax assets and deferred tax liabilities are recognized for the expected tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and deferred tax liabilities are measured using enacted tax rates expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and deferred tax liabilities is recognized in earnings in the period that includes the enactment date.

(Continued)

The Company recognizes tax benefits from equity awards in WDR stock granted to its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding reduction to income taxes payable. The excess tax benefits from share-based payments were $298,000 for 2010.

(2) Investment Securities

Investments at December 31, 2010 are as follows (in thousands):

		Fair value
Trading securities:		
U.S. treasury bills	$	28,980

U.S. treasury bills accounted for as trading and held as of December 31, 2010 mature as follows (in thousands):

		Fair value
Within one year	$	28,980

We determine the fair value of our investments using broad levels of inputs as defined by related accounting standards as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities at the reporting date. Assets classified as Level 1 include affiliated mutual funds classified as available for sale and affiliated mutual funds and common stock classified as trading.
- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities. Assets classified as Level 2 include mortgage-backed securities, municipal bonds, and corporate bonds.
- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

The following table summarizes our investment securities as of December 31, 2010 that are recognized in our balance sheet using fair value measurements based on the differing levels of inputs (in thousands):

		Level 1	Level 2	Level 3	Total
Investment securities	$	28,980	—	—	28,980

(3) Property and Equipment

A summary of property and equipment at December 31, 2010 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	388	3 – 10 years
Equipment and computer software		2,863	3 – 10 years
Leasehold improvements		87	1 – 15 years
Property and equipment, at cost		3,338	
Accumulated depreciation		(1,807)	
Property and equipment, net	$	1,531	

(4) Restructuring

In 2008, we initiated a restructuring plan to reduce our operating costs. This plan consisted primarily of a voluntary separation of employees. We completed the restructuring by December 31, 2008. We recorded a pre-tax restructuring charge of $2,499,000, consisting of employee compensation and other benefit costs and $211,000 for accelerated vesting of nonvested stock. The restructuring charge was included in general and administrative expenses in the statement of operations in 2008. All restructuring costs were paid out by June 30, 2010.

The activity in the accrued restructuring liability for the year ended December 31, 2010 is summarized as follows (in thousands):

		Accrued liability as of December 31, 2009	Cash payments	Noncash settlements and other	Accrued liability as of December 31, 2010
Employee compensation and other benefits	$	110	(110)	—	—

(Continued)

(5) Income Taxes

The provision for income taxes for the year ended December 31, 2010 consists of the following (in thousands):

Current:		
Federal	$	(13,275)
State		(1,260)
		(14,535)
Deferred taxes		(431)
Income tax benefit from operations	$	(14,966)

Following is a reconciliation between the income tax benefit attributable to loss from operations and the amount computed by multiplying the loss before income taxes by the statutory federal income tax rate of 35% (in thousands):

Expected federal income tax benefit	$	(15,066)
State income tax benefit, net of federal liability		(782)
Other		882
Income tax benefit attributable to loss from operations	$	(14,966)

IVY FUNDS DISTRIBUTOR, INC.

Notes to Financial Statements

December 31, 2010

The income tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2010 are presented as follows (in thousands):

Deferred tax liabilities:		
Benefit plans	$	(93)
Deferred sales commissions, net		(7,664)
Property and equipment		(412)
Federal liability on unrecognized state benefits		(290)
Other		(140)
Total gross deferred tax liabilities		(8,599)
Deferred tax assets:		
Unvested restricted stock		1,166
Additional pension liability		215
Accrued expenses		407
Net operating loss carryforwards		1,479
Unused state tax credits		11
		3,278
Valuation allowance		(1,322)
Total gross deferred tax assets		1,956
Net deferred tax liabilities	$	(6,643)

As of December 31, 2010, the Company has state net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $1.5 million at December 31, 2010. The carryforwards, if not utilized, will expire between 2012 and 2030. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of these state net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $1.3 million has been established at December 31, 2010.

The Company has state tax credits of $11,000 as of December 31, 2010 that can be utilized in future tax years. These credits will expire between 2019 and 2029 if not utilized. The Company anticipates these credits will be fully utilized prior to their expiration date.

As disclosed in note 1, the Company joins in filing certain consolidated federal and state income tax returns with its parent, WDR. WDR has unrecognized tax benefits that if settled, would result in the allocation of this liability to each subsidiary under an intercompany tax sharing arrangement, that includes the Company, based on the taxable income generated by each subsidiary. If WDR experienced an unfavorable outcome on its unrecognized tax benefits due to a future event, the Company would be reimbursed by WDR as the Company's tax losses reduce the WDR consolidated liability, including

penalties and interest. The Company had an asset recorded of $888 thousand ($598 thousand net of federal liability) and $1.1 million ($728 thousand net of federal liability) as of December 31, 2010 and January 1, 2010, respectively, for the reimbursement it would receive from WDR based on settlement under the intercompany tax sharing arrangement.

The Company's accounting policy with respect to interest and penalties related to income tax uncertainties has been to classify these amounts as income taxes.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. In 2010, WDR settled nine open tax years that were undergoing audit by state jurisdictions in which the Company operates. The Company had been included in the combined return filed by WDR for six of these years. WDR also received notification of a favorable outcome on a tax position in which WDR and the Company had previously considered partially uncertain. In 2009, WDR settled three open tax years that were undergoing audit by a state jurisdiction in which the Company operates. The Company was included in the combined return filed by WDR for all three years under audit. The 2007, 2008, and 2009 federal income tax returns are open tax years that remain subject to potential future audit. The 2005 and 2006 federal tax years also remain open to a limited extent due to capital loss carryback claims filed by WDR.

WDR is currently being audited in various state jurisdictions in which the Company participated in the filing of consolidated tax returns with WDR. It is reasonably possible that WDR will settle the audits in these jurisdictions within the next 12-month period. It is estimated that the Company's potential benefit due from WDR could decrease by approximately $85 thousand ($57 thousand net of federal liability) to $365 thousand ($243 thousand net of federal liability) upon settlement of these audits. Such settlements are not anticipated to have a significant impact on reported income. State income tax returns for all years after 2006, and in certain states, income tax returns prior to 2007, are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

(6) Pension Plan and Postretirement Benefits Other Than Pension

The Company participates in the WDR sponsored noncontributory retirement plan (the Plan) that covers substantially all employees. Benefits payable under the Plan are based on an employee's years of service and compensation during the final ten years of employment. WDR allocates pension expense to the Company for the Plan. Such costs for 2010 were $344,000.

The total projected benefit obligation of the Plan is $118,860,000, of which $1,946,000 relates to the Company. The total pension benefits liability (representing the projected benefit obligation in excess of the pension plan assets) recorded on the balance sheet of WDR at December 31, 2010 is $12,292,000, of which $201,000 relates to the Company.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that covers substantially all employees. The medical plan is contributory with retiree contributions adjusted annually. All contributions to the medical plan are voluntary as it is not funded and is not subject to any minimum regulatory funding requirements. The contributions for each year represent claims paid for medical expenses. Net accrued medical plan costs in the amount of $6.8 million are

recorded on the balance sheet of WDR at December 31, 2010, of which $130,000 relates to the Company. Of the total liability at December 31, 2010, $1,000 is included in other current liabilities, while the remainder is long term in nature. During 2010, WDR allocated $21,000 of expense to the Company for the medical plan.

(7) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under Section 401(k), the plan provides tax deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2010 were $594,000.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $38.6 million that was $36.2 million in excess of its required net capital of $2.4 million. The Company's ratio of aggregate indebtedness to net capital was 0.94 to 1.0 at December 31, 2010. The difference between net capital and stockholder's equity is primarily the nonallowable assets that are excluded from net capital. See schedule 1 for additional information regarding net capital.

(9) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(1). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(10) Share-Based Compensation

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company under its stock incentive plans. Nonvested stock awards are valued on the date of grant, have no purchase price, and vest over four years in 33⅓% increments on the second, third, and fourth anniversaries of the grant date. Under the parent company's stock plans, shares of nonvested stock may be forfeited upon the termination of employment with the Company, dependent upon the circumstances of termination. Except for restrictions placed on the transferability of nonvested stock, holders of nonvested stock have full stockholders' rights during the term of restriction, including voting rights and the rights to receive cash dividends. For the year ended December 31, 2010, the Company recorded share-based compensation expense totaling $2,219,000, which is included in underwriting and distribution in the statement of operations.

(11) Transactions with Related Parties

The current amount due to affiliates at December 31, 2010 includes current operating expenses in the amount of $1,527,000.

(Continued)

Through a revenue sharing allocation plan with affiliates, the Company receives 25 basis points on gross sales of assets sold through third parties. In addition, the Company incurs service related expenses from affiliates for accounting, legal, marketing, rent, and other expenses. Accordingly, during 2010, the Company recorded $36.1 million in revenues from the sale of assets and $16.5 million in expenses for services provided.

The Company compensates affiliates for point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds by the affiliates. The Company recorded $20,292,000 for these charges for 2010. A portion of these charges were capitalized as deferred sales commissions (note 1).

(12) Concentrations

The Company has dealer agreements with several hundred broker-dealer firms. During the year ended December 31, 2010, three firms were responsible for approximately 37% of the Company's mutual fund sales.

Of the Company's total revenue, 29% is earned from transactions with Ivy Asset Strategy Fund and 4% is earned from transactions with Ivy Global Natural Resources Fund. A decline in the performance of these mutual funds, or the securities markets in general, could have an adverse effect on the Company's revenues.

(13) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations, and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition, and on the results of operations in a particular year.

Schedule 1

IVY FUNDS DISTRIBUTOR, INC.

Computation of Net Capital Requirement – Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

(In thousands)

Total stockholder's equity per balance sheet	$	69,113
Additions to capital – noncurrent deferred tax adjustment		8,738
Total stockholder's equity for computation of net capital		77,851
Nonallowable assets		(38,440)
Haircuts on securities		(748)
Net capital		38,663
Minimum net capital requirements		2,425
Excess of net capital over minimum net capital requirements	$	36,238
Aggregate indebtedness	$	36,369
Ratio: Aggregate indebtedness to net capital		0.94

Note: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

See accompanying report of independent registered public accounting firm.

IVY FUNDS DISTRIBUTOR, INC.

Reconciliation of Total Assets Included in the December 31, 2010
Audited Financial Statements and Total Assets Included in the
Unaudited December 31, 2010 Focus Report

(In thousands)

Total assets per the December 31, 2010 audited financial statements	$	112,390
Reclassifications/adjustments		1,829
Total assets per the 2010 Focus Report	$	114,219

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Ivy Funds Distributor, Inc.:

In planning and performing our audit of the financial statements of Ivy Funds Distributor, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Revenue Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
February 24, 2011